UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On September 16, 2019, Medigus Ltd. (the “Company”), entered into a Securities Exchange Agreement (the “Exchange Agreement”), by and among the Company and Intellisense Solutions Inc. (“Intellisense”), a Nevada corporation, pursuant to which the Company will assign, transfer and deliver 100% of its holdings in its wholly-owned subsidiary, ScoutCam Ltd., an Israeli company (“ScoutCam”) to Intellisense, in exchange for consideration consisting of shares of Intellisense’s common stock representing 60% of the issued and outstanding share capital of Intellisense immediately upon the closing of the Exchange Agreement (the “Closing”). The Exchange Agreement is conditioned on certain obligations by the respective parties, including, inter alia, that Intellisense will have at least US$3,000,000 in cash on hand upon Closing, Intellisense will bear the costs and expenses in connection with the execution of the Exchange Agreement, and, relatedly, Intellisense has undertaken to secure at least $3,000,000 in funding prior to the Closing, of which will be based on a pre-money valuation of $10,000,000 of Intellisense on a post-Closing basis. In addition, the Exchange Agreement provides that if ScoutCam achieves $33,000,000 in sales in the aggregate within the first three (3) years immediately subsequent to the Closing, Intellisense will issue to the Company additional shares of Intellisense’s common stock representing 10% of Intellisense’s issued and outstanding share capital as reflected on the date of the Closing.

The foregoing description is qualified in its entirety by reference to the full text of the Exchange Agreement, filed as Exhibit 99.2 hereto and incorporated by reference herein.

Attached hereto and incorporated by reference herein are the following: (i) Medigus’s press release issued on September 17, 2019, announcing the entering into of the Exchange Agreement, and (ii) the Exchange Agreement by and among Medigus and Intellisense.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-213280) and Form S-8 (Registration Nos. 333-221019, 333-206803 and 333-229429).

Exhibit No.	Description

99.1	Press release titled: “Medigus and Intellisense Solutions Agree to Securities Exchange Effecting a Merger of ScoutCam” dated September 17, 2019.
99.2	Securities Exchange Agreement between Medigus Ltd. and Intellisense Solutions Inc., dated September 16, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: September 17, 2019	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer